Exhibit 99.1 - FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS
The Company's net sales, gross margin and operating results may fluctuate significantly from period to period due to factors such as the mix of products sold, the ability to utilize and expand manufacturing resources efficiently, material shortages, the introduction and consumer acceptance of new models offered by the Company, competition, the addition or loss of dealers, the timing of trade shows and rallies, and factors affecting the recreational vehicle industry as a whole, such as cyclicality and seasonality. In addition, the Company's overall gross margin on its products may decline in future periods to the extent the Company increases its sales of lower gross margin towable products or if the mix of motor coaches sold shifts to lower gross margin units. Due to the relatively high selling prices of the Company's products (in particular, its High-Line Class A motor coaches), a relatively small variation in the number of recreational vehicles sold in any quarter can have a significant effect on sales and operating results for that quarter.

CYCLICALITY AND SEASONALITY
The RV industry has been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic conditions which affect disposable income for leisure-time activities. Concerns about the availability and price of gasoline, decreases in consumer confidence, increases in interest rates and reductions in available financing have had, and may in the future have, an adverse impact on RV sales. Seasonal factors, over which the Company has no control, also have an effect on the demand for the Company's products. Demand in the RV industry declines over the winter season, while sales are generally highest during the spring and summer months.

DEPENDENCE ON CERTAIN DEALERS; CONCENTRATION OF DEALERS IN CERTAIN REGIONS Although no one dealer accounted for more than 10% of the Company's net sales during the year ended December 31, 1999, the Company's top ten dealers accounted for approximately 44% and 43% of the Company's sales during the years ended December 31, 2000 and 1999, respectively. The loss by the Company of one or more of these dealers could have a material adverse effect on the Company's financial condition and results of operations. In addition, a significant portion of the Company's sales is from dealers located in states in the western part of the United States. Consequently, a general downturn in economic conditions or other material events in such region could materially adversely affect the Company's sales.

DEPENDENCE ON CHASSIS SUPPLIERS
One of the principal components used in the manufacture of motorhomes and bus conversions is the chassis and bus shell, respectively, which include the engine, drive train and other operating components. Although Country Coach manufactures chassis used in certain of its products, the Company obtains the required chassis for most of its Class A motorhomes from a limited number of manufacturers and the required bus shells from Prevost Corporation. Prevost is the only manufacturer of bus shells used in the Company's bus conversions and there is only one other manufacturer of bus shells in North America. As is standard in the industry, arrangements with such suppliers permit them to terminate their relationship with the Company at any time. Lead times for the delivery of chassis frequently exceed five weeks, and the RV industry as a whole has from time to time experienced temporary shortages of chassis. If any of the Company's suppliers were to discontinue the manufacture of chassis utilized by the Company in the manufacture of its Class A motorhomes, materially reduce their availability to the RV industry in general or limit or terminate their availability to the Company in particular, the business and financial condition of the Company could be materially and adversely affected.

POTENTIAL LIABILITIES UNDER REPURCHASE AGREEMENTS
As is common in the industry, the Company enters into repurchase agreements with the financing institutions used by its dealers to finance their purchases. These agreements obligate the Company to purchase a dealer's inventory under certain circumstances in the event of a default by the dealer to its lender. The risk of loss, however, is spread over many dealers and is further reduced by the resale value of the RVs that the Company would be required to repurchase. Although losses under these agreements have not been significant in the past, if the Company were obligated to repurchase a significant number of RVs in the future, it could result in losses and a reduction in new RV sales. The Company's contingent obligations under repurchase agreements vary from period to period and totaled approximately $99.3 million as of December 31, 2000.

COMPETITION
The Company competes with numerous manufacturers, many of which have multiple product lines of RVs, are larger and have substantially greater financial and other resources than the Company. According to an industry source, the two largest motorhome manufacturers had sales aggregating 37.8% of industry-wide retail unit sales of Class A motorhomes for the year ended December 31, 2000. In addition, sales of used RVs provide competition to RV manufacturers.

GOVERNMENT REGULATION
The Company is subject to federal, state and local regulations governing the manufacture and sale of their products, including the provisions of the National Traffic and Motor Vehicle Safety Act (the "Motor Vehicle Act") and the safety standards for RVs and components which have been promulgated thereunder by the Department of Transportation. The Motor Vehicle Act authorizes the National Highway Traffic Safety Administration ("NHTSA") to require a manufacturer to recall and repair vehicles which contain certain hazards or defects. The Company has from time to time instituted voluntary recalls of certain motorhome units, none of which has had a material adverse effect on the Company. Future recalls of the Company's vehicles, voluntary or involuntary, however, could have a material adverse effect on the Company. The Company is also subject to federal and numerous state consumer protection and unfair trade practice laws and regulations relating to the sale, transportation and marketing of motor vehicles, including so-called "Lemon Laws."

Federal and state laws and regulations also impose upon vehicle operators various restrictions on the weight, length and width of motor vehicles, including trucks and motorhomes, that may be operated in certain jurisdictions or on certain roadways. As a result of these restrictions, certain models of motorhomes manufactured by the Company's Country Coach subsidiary may not be legally operated in certain jurisdictions or on certain roadways. Certain jurisdictions also prohibit the sale of vehicles exceeding length restrictions. Enforcement of these laws and related customer complaints to date has been limited. The Company is unable to predict reliably the extent of future enforcement of these laws, the extent future enforcement might lead to customer complaints, or the extent to which Country Coach may choose or be required to provide some customer remedy, such as repurchasing or exchanging motorhomes, as a result of such complaints. If current enforcement efforts and related complaints were to increase significantly from their current levels, the cost of resolving such complaints, particularly should the resolution of complaints require repurchasing, refurbishing, and reselling of motorhomes, could have a material financial effect on the Company.

Amendments and changes in enforcement with respect to these laws and regulations and the implementation of new laws and regulations could significantly increase the costs of manufacturing, purchasing, operating or selling the Company's products and could have a material adverse effect on the Company's business, results of operations and financial condition. The failure of the Company to comply with these present or future laws or regulations could result in fines imposed on the Company, civil and criminal liability, or suspension of operations, any of which could have a material adverse effect on the Company.

The Company's manufacturing operations are subject to a variety of federal and state environmental regulations relating to the use, generation, storage, treatment, emissions, and disposal of hazardous materials and wastes and noise pollution. Such laws and regulations are becoming more stringent, and it is likely that future amendments to these environmental statutes and additional regulations promulgated thereunder will be applicable to the Company, its manufacturing operations and its products in the future. The failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, civil and criminal liability, suspension of operations, alterations to the manufacturing process or costly cleanup or capital expenditures.

WARRANTY CLAIMS
The Company is subject to warranty claims in the ordinary course of its business. Although the Company maintains reserves for such claims, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding the Company's current warranty expense levels could have a material adverse effect on the Company's results of operations and financial condition.

PRODUCT LIABILITY
The Company maintains product liability insurance with coverage in amounts which management believes is reasonable. To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. Given the nature of the Company's business, product liability in excess of the Company's insurance coverage, if incurred, could have a material adverse effect on the Company.

THE CALIFORNIA ENERGY CRISIS
NRV's manufacturing facilities are located in Southern California. California has been experiencing an energy crisis that has resulted in disruptions in power supply and increases in utility costs to consumers and businesses throughout the State. Should the energy crisis continue, NRV may experience power interruptions and shortages and be subject to costs and manufacturing inefficiencies associated with temporarily shutting down production. Although NRV has not experienced any material disruption to its business to date, if the energy crisis continues and power interruptions or shortages occur in the future, they may adversely affect the Company's business.

ANTITAKEOVER PROVISIONS
Certain provisions of the Company's Certificate of Incorporation, as well as Delaware corporate law and the Company's Stockholder Rights Plan (the "Rights Plan"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Such provisions also may adversely affect prevailing market prices for the Common Stock. Certain of such provisions allow the Company's Board of Directors to issue, without additional stockholder approval, preferred stock having rights senior to those of the Common Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed matter. In August 1996, the Company adopted the Rights Plan, pursuant to which holders of the Common Stock received a distribution of rights to purchase additional shares of Common Stock, which rights become exercisable upon the occurrence of certain events.